787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 9, 2017

VIA EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ClearBridge Dividend Strategy ESG ETF (the “Fund”), a series of Legg Mason ETF Investment Trust (the “Trust”)
Post-Effective Amendment No. 14 (the “Amendment”)
Securities Act File No. 333-206784
Investment Company Act File No. 811-23096

Dear Ms. O’Neal-Johnson:

The Trust filed the Amendment on March 1, 2017 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of May 15, 2017. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned on April 3, 2017. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Amendment unless otherwise defined in this letter.

Comment No. 1: Please respond to the comments below in a letter filed on EDGAR.

Response: As requested, the Trust has filed this letter on EDGAR as a CORRESP filing.

Comment No. 2: With respect to the Fund’s 80% investment policy, please confirm that derivatives are not deemed a principal strategy or risk for the Fund.

Response: The Trust confirms that derivatives are not deemed a principal strategy or risk for the Fund and that no disclosure about derivatives is included in the “Principal investment strategies” or “Principal investment risks” sections of the Prospectus.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 3: Please make clear if investments in emerging markets are a principal strategy and risk.

Response: The Trust confirms that investments in emerging markets are not deemed a principal strategy or risk for the Fund and notes that no disclosure about emerging markets investments is included in the “Principal investment strategies” or “Principal investment risks” sections of the Prospectus.

Comment No. 4: In “More on fund management,” please add the date of the Fund’s first shareholder report that will have disclosure about the 15(c) discussion.

Response: The disclosure has been revised as follows (new disclosure is in italics): A discussion regarding the basis for the Board’s approval of the fund’s management agreement and subadvisory agreements will be available in the fund’s semi-annual report for the period ending May 31, 2017.

Comment No. 5: You had the following comments with respect to disclosure regarding the prior performance of similar accounts:

a.	Please state that the performance set forth below is not indicative of the Fund’s future performance.

Response: The disclosure has been revised as follows (new disclosure is in italics):

The performance set forth below does not represent the performance of the fund and is not indicative of the fund’s future performance.

b.	Please state that related performance includes all accounts with substantially similar investment objectives, strategies and policies.

Response: The requested disclosure has been added as follows:

The accounts in the Composite consist of all of the accounts advised and subadvised by the subadviser with investment objectives, strategies and policies substantially similar to the investment objective, strategies and policies of the fund.

c.	In the tabular presentation of the performance of the Composite, please switch the order of the presentation such that “Performance Net of Fees” precedes “Performance ‘Pure’ Gross of Fees.”

Response: The tabular presentation has been reordered such that “Performance Net of Fees” precedes “Performance ‘Pure’ Gross of Fees.”

d.	Please supplementally represent that the Fund’s subadviser has the records necessary to support the calculation of any prior performance presented in the prospectus as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Fund’s subadviser has informed the Trust that it has the records necessary to support the calculation of any prior performance presented in the prospectus as required by Rule 204-2(a)(16) under the Advisers Act.

e.	In the tabular presentation of the performance of the Composite, please change the caption from “Annualized Returns” to “Average Annual Total Returns.”

Response: The disclosure has been revised as requested.

Comment No. 6: Please make clear that certain dividends received by the Fund will not qualify as “qualified dividend income” under the Code.

Response: The Trust respectfully submits that the Prospectus disclosure under “Dividends, other distributions and taxes—Taxes—Taxes on distributions” makes clear that the Fund designates certain distributions of investment income as “qualified dividend income” and that substitute payments on fund shares that are lent out will be ineligible for being reported as qualified dividend income. As a result no revisions to the disclosure are necessary.

Comment No. 7: In the interpretation of the Fund’s fundamental policy relating to concentration in the SAI, make clear that the Fund will look through municipal revenue bonds to the industry represented by the assets and revenues supporting the revenue bond.

Response: The Fund will not be investing in municipal revenue bonds. The Trust respectfully submits that the current disclosure is sufficient.

Comment No. 8: The Staff reminds you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Trust acknowledges this comment.

*        *        *         *

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC
Neesa P. Sood, Willkie Farr & Gallagher LLP
Steven P. Messer, Willkie Farr & Gallagher LLP